SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              _____________________

                                 AMENDMENT NO. 1
                                       to
                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
                 (Pursuant to Section 13(e)(1) of the Securities
                              Exchange Act of 1934)
                              _____________________

                         CENTRAL POWER AND LIGHT COMPANY
                                (Name of Issuer)

                       CENTRAL AND SOUTH WEST CORPORATION
                        (Name of Person Filing Statement)

                  Title                                  CUSIP
         Central Power and Light Company,
           Cumulative Preferred Stock
            -  4.20% Series                           155033 20 2
            -  4.00% Series                           155033 10 3

                         (Title of Class of Securities)
                       (CUSIP No. of Class of Securities)

                                 Wendy G. Hargus
                                    Treasurer
                       Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                            Dallas, Texas 75202-1234
                                 (214) 777-1000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                    on Behalf of the Person Filing Statement)

                                 April 17, 1997
                               (Date of Amendment)

                            Calculation of Filing Fee

         Transaction Valuation*                  Amount of Filing Fee
                  $11,561,250                          $2,313

             *Solely for purposes of calculating the filing fee and computed pursuant to Section 13(e)(3) of the Securities Exchange



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Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value equals the total amount of funds, excluding fees and other expenses, required to purchase all outstanding shares of each class of securities listed above pursuant to the Offer described in the Offer to Purchase filed as an Exhibit hereto.

[ X ]     Check box if any part of the fee is offset as provided
by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $2,313
Form or Registration No.:  Schedule 13E-4
Filing Party:  Central and South West Corporation
Date Filed:  March 18, 1997

         This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") dated March 18, 1997 filed by Central and South West Corporation, a Delaware corporation ("CSW"), relating to its offer to purchase any and all outstanding Shares of 4.20% Series and 4.00% Series Cumulative Preferred Stock of Central Power and Light Company, a Texas corporation and wholly owned subsidiary of CSW ("CPL"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 18, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal for each series (which together constituted the "Offer"), copies of which are attached as Exhibit 99.(a)(1) and 99.(a)(2) to the Statement.

         Only those items of the Statement that are amended and supplemented hereby are included herein. Unless otherwise defined herein, all capitalized terms shall have the respective meanings ascribed to them in the Statement.

Item 1.  Security and Issuer

         Item 1 of the Statement is hereby amended and supplemented by adding thereto the following:

         (b)(i) The Offer contained in the Offer to Purchase and the related Letter of Transmittal for each series is being amended to extend the Expiration Date (as defined in the Offer to Purchase) of the Offer until 10:00 AM, Central Time, on Monday, April 28, 1997.

         A press release issued by CSW and announcing the extension of the Offer is attached hereto as Exhibit 99.(a)(10).

Item 8.           Additional Information.

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                                        3



         (e)(i) On April 7, 1997, CPL announced that its shareholders had approved and adopted, at a special meeting of shareholders held at CPL's offices in Corpus Christi, Texas on April 7, 1997, an amendment to CPL's Restated Articles of Incorporation (the "Articles") to eliminate a provision limiting CPL's ability to issue securities representing (i) unsecured indebtedness to no more than 20% of the aggregate of its capital, surplus and secured debt and (ii) unsecured indebtedness maturing in less than ten years to 10% of such aggregate. The special meeting was held pursuant to a proxy solicitation by the Board of Directors of CPL to amend the Articles. A press release issued by CPL announcing the results of the proxy solicitation is attached hereto as Exhibit 99.(a)(11).

         (e)(ii) On March 31, 1997, the Public Utility Commission of Texas issued its final order ("Final Order") in CPL's Rate Review
Docket No. 14965.  CPL has filed three Current Reports on
Form 8-K relating to the Final Order, copies of which are attached as or included in Exhibits 99.(a)(12), 99.(a)(13) and 99.(a)(14) hereto.

Item 9.  Material to be Filed as Exhibits

         Exhibit No.                    Description

         99.(a)(10)                     Press Release, dated April 17, 1997.

         99.(a)(11)                     Press Release, dated April 10, 1997.

         99.(a)(12)                     Current Report on Form 8-K of CSW and
                                        CPL dated March 31, 1997 and filed
                                        April 2, 1997 (Incorporated by
                                        Reference).

         99.(a)(13)                     Current Report on Form 8-K of CSW and
                                        CPL dated March 31, 1997 and filed
                                        April 3, 1997 (Incorporated by
                                        Reference).

         99.(a)(14)                     Supplement to Offer to Purchase
                                        dated April 17, 1997 attaching Current
                                        Report on Form 8-K of CSW and CPL dated
                                        March 31, 1997 and filed April 10, 1997
                                        (Current Report dated March 31, 1997 and filed April 10, 1997 is Incorporated by
                                        Reference).








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                                        4


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 17, 1997

                                        Central and South West Corporation


                                        By:  /s/ Wendy G. Hargus
                                                 Wendy G. Hargus
                                                   Treasurer